Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
	2003	2002	2001	2000	1999
Earnings:
Income before income taxes	$107,570	$122,779	$132,095	$45,847	$50,062
Interest expense	30,168	25,608	21,776	15,282	18,926
Amortization of debt costs	668	523	782	454	390
Interest portion of rental expense	7,363	6,661	6,242	5,832	5,429

Total earnings	$145,769	$155,571	$160,895	$67,415	$74,807

Fixed charges:
Interest expense	$30,168	$25,608	$21,776	$15,282	$18,926
Amortization of debt costs	668	523	782	454	390
Interest portion of rental expense	7,363	6,661	6,242	5,832	5,429

Total fixed charges	$38,199	$32,792	$28,800	$21,568	$24,745

Ratio of earnings to fixed charges	3.8	4.7	5.6	3.1	3.0